June 4, 2013
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q/A for the Quarterly Period Ended September 30, 2012
Filed March 1, 2013
File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your May 21, 2013 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.
Form 10-K for the Fiscal year Ended December 31, 2012
Staff Comment:
Note 16. Equity
Statutory Results, page F-84

1.
We acknowledge your response and proposed disclosure revisions in response to prior comment 6. Your revised disclosure indicates that on an aggregate basis your U.S. property and casualty insurance companies' RBC ratio was in excess of 200% at December 31, 2012 and 2011. Your previous disclosure indicates that corrective action commences when the minimum level of total adjusted capital is two times the authorized control level RBC. It is unclear whether the 200% RBC ratio is the corrective action level, and if so, the magnitude with which you exceed the minimum action level. Please revise your proposed disclosure to provide clarity on the magnitude of any excess the minimum action level.

Company Response:
In response to the Staff's comment, The Hartford will revise its Statutory Results disclosure in subsequent filings as indicated by italics in the language below. Changes to the disclosure communicated in our April 11, 2013 response are underlined. The additional changes in response to this comment are italicized.
Regulatory Capital Requirements
The Hartford's U.S. insurance companies' states of domicile impose risk-based capital (“RBC”) requirements. The requirements provide a means of measuring the minimum amount of statutory capital and surplus, referred to collectively as capital, appropriate for an insurance company to support its overall business operations based on its size and risk profile. Regulatory compliance is determined by a ratio of a company's total adjusted capital (“TAC”) to its authorized control level RBC (“ACL RBC”). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is two times the ACL RBC (“Company Action Level”). The adequacy of a company's capital is determined by the ratio of a company's TAC to its Company Action Level (known as the RBC ratio). All of The Hartford's property and casualty insurance operating subsidiaries had RBC ratios in excess of the minimum levels required by the applicable insurance regulations. On an aggregate basis, The Hartford's U.S. property and casualty insurance companies' RBC ratio was in excess of 200% of Company Action Level as of December 31, 2012 and 2011. The RBC ratios for The Hartford's principal life insurance operating subsidiaries were all in excess of 350% of Company Action Level as of December 31, 2012 and 2011. In addition, all other domestic life insurance subsidiaries, comprising less than 10% of the capital of the Company's U.S. life insurance subsidiaries, have RBC ratios that exceed the minimum level required by the applicable insurance regulations. The reporting of RBC ratios is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.

Similar to the RBC ratios that are employed by U.S. insurance regulators, regulatory authorities in the international jurisdictions in which The Hartford operates generally establish minimum solvency requirements for insurance companies. All of The Hartford's international insurance subsidiaries have solvency margins in excess of the minimum levels required by the applicable regulatory authorities. The solvency margin ratio for The Hartford's insurance subsidiary in Japan as of its last fiscal year end, March 31, 2013, was in excess of three times the amount of capital that would require corrective action.

Staff Comment:
Form 10-Q/A for the Quarterly Period Ended September 30, 2012
Note 18. Restatement, page 70

2.
In your response to the second bullet of our comment 7 you indicate that prior to the third quarter of 2012 you applied a discounted cash flow methodology to estimating the fair value of your Individual Life reporting unit. Please tell us what was substantially different about the transaction price negotiated with The Prudential Insurance Company of America as compared to your prior discounted cash flow analyses. Please tell us whether anything occurred during the third quarter of 2012 to cause your previous cash flow estimates of fair value to decrease. If nothing occurred during the third quarter of 2012 to cause the value of your Individual Life business to decline, please explain to us why the negotiated reinsurance premium being below your previous estimate of fair value for the reporting unit in your goodwill impairment tests did not trigger an impairment concern in your initial Septembers 30, 2012 filing.

Company Response
Prior to the third quarter of 2012, the Company had not negotiated a transaction price or settled on a transaction structure for the sale of its Individual Life Division (“ILD”) reporting unit. As a result, prior to the third quarter of 2012, the Company used a discounted cash flow analysis to estimate the fair value of the net assets of ILD. In the discounted cash flow analysis, the Company compared the fair value to the book value of the business and concluded that the goodwill was recoverable. On September 27, 2012, the Company signed an agreement to sell ILD to Prudential Insurance Company of America ("Prudential") through a reinsurance transaction. While a reinsurance transaction differs from the sale of a reporting unit as a whole, both types of transactions accomplish transferring the economics of the in-force and new business. In the Prudential transaction, rather than sell all of the net assets of the business, including capital and surplus, the Company agreed to cede the statutory basis reserves of the reinsured business and transfer assets sufficient to cover those liabilities in exchange for a ceding commission of $615 million. While the transaction ultimately resulted in a GAAP loss, it met management's strategic objectives of exiting the individual life insurance business and generating a significant statutory capital benefit.
Management was not, and is not, aware of any material change in the ILD business operations during the third quarter of 2012 that would have changed the assumptions used in the Company's discounted cash flows analysis. Once the transaction terms were established, the Company had no reason to revisit the discounted cash flow assumptions previously used.
For the third quarter of 2012, the Company evaluated goodwill for impairment by estimating the GAAP gain or loss from the value of the reinsurance transaction. As the Company has previously explained, an error was made in that estimate. If that analysis of the GAAP gain or loss had been done correctly it would have shown a GAAP loss, and the Company would have booked the write off of goodwill and a premium deficiency reserve in the third quarter of 2012 at that time.

Staff Comment:

3.
We acknowledge your response to our comment 7. Please address the following additional comments regarding the table presented on page 8 of your response that reconciles the originally estimated GAAP financial impact of the reinsurance transaction for the Individual Life business to the currently estimated GAAP financial impact:

•	Please tell us why other balances separate from the reinsurance recoverable balances were revised.

•
Please tell us why the intangible asset write-off amount increased only $71 million when you indicate that the goodwill balance of $342 million was initially thought to be realizable and was entirely written-off in your restatement. To the extent that other DAC and prepaid and accrued items included in the "intangible asset write-off" line in your table changed materially to partially offset the goodwill write off, please provide us a break-down of those changes and separately explain to us why they changed from your initial estimate.

Company Response:
The table below has been expanded from what was reported in the Form 8-K dated January 2, 2013 ("Original Form 8-K"). The table shows the components of the intangible asset write-off noting that the removal of the goodwill balance of $342 million was considered in both the original analysis performed in connection with filing the September 30, 2012 Form 10-Q and included in the Original Form 8-K as well as in the restated calculation of the net gain or loss from the transaction. Once it was determined that there was, in fact, a net loss from the transaction, we restated our 10-Q for the third quarter of 2012 to recognize a net loss of $388 million ($533 million pre-tax) effected by accelerating the write-off of $342 million pre-tax of goodwill and the recording of a $191 million pre-tax premium deficiency reserve. What triggered the change in the analysis to show a net loss from the transaction was the realization that we had made an error totaling $532 million which consisted of the omission of a $461 million reinsurance recoverable (included within “fair value of assets in excess of reserves”) and a $71 million prepaid reinsurance asset (included within "other intangible assets"). The error was identified subsequent to the filing of the Original Form 8-K. In addition, other small adjustments were made to the analysis of the gain/loss from the transaction, including adjustments to realized capital gains to reflect changes in the composition of invested assets transferred and derivatives terminated and adjustments to transaction related costs.

Individual Life Disposition
Analysis of Gain (Loss)
(dollar amounts in millions)	As Originally Reported	As Restated	Difference
Ceding commission	$615	$615	—
Fair value of assets in excess of reserves	(531)	(992)	(461)	[1]
Goodwill	(342)	(342)	—
Other intangible assets	(620)	(691)	(71)	[1]
Intangible asset write-off	(962)	(1,033)	(71)
Transaction costs	(55)	(65)	(10)	[2]
Reinsurance loss	(933)	(1,475)	(542)
Realized capital gains - investments	921	891	(30)	[3]
Realized capital gains - derivatives	76	51	(25)	[3]
Gain (loss) from disposal of business, pre-tax	$64	$(533)	$(597)
Loss from disposal of business, after-tax	—	$(388)	$(388)

[1]	Difference represents reinsurance recoverable and prepaid reinsurance asset omitted from initial calculation of GAAP impact of the transaction.

[2]	Difference represents updated estimates.

[3]	Difference represents changes in the composition of invested assets transferred and derivatives terminated.

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4848.
Sincerely,
/s/ Scott R. Lewis
Scott R. Lewis
Senior Vice President and Controller
cc: Christopher J. Swift, Executive Vice President and Chief Financial Officer

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